UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*
                       POGO PRODUCING COMPANY
                    (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          730448107
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       February 7, 1997
     (Date of Event which Requires Filing of this Statement)


If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP No.   730448107
__________________________________________________________________
     1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           1,722,200  (includes Notes convertible into
Shares Bene-        38,039 Shares)
ficially       (8)  Shared Voting Power
owned by              429,431 (includes Notes convertible into
Each Report-          7,031 Shares)
ing Person     (9)  Sole Dispositive Power
With                1,722,200 (includes Notes convertible into
                    38,039 Shares)
               (10) Shared Dispositive Power
                      429,431 (includes Notes convertible into
                      7,031 Shares)
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   2,151,631
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    6.5%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 2,151,631 Shares, and included in these calculations are the Shares deemed owned by virtue of the Notes. Of this amount, 670,967 Shares were purchased by Omega Capital Partners, L.P., at a cost of $23,581,257; 58,952 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $2,165,958; 84,300 Shares were purchased by Omega Equity Partners, L.P., at a cost of $2,874,763; 946,111 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $38,543,871; and 429,431 Shares were purchased by the Managed Account at a cost of $14,044,225. The source of funds for the purchase of all such Shares was investment capital.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended September 30, 1996 filed with the Securities & Exchange Commission, there were issued and outstanding 33,260,328 Shares of Common Stock. Based on Section 13d of the Securities Exchange Act of 1934, as a result of the ownership of Notes, there are, for purposes of this filing, deemed to be outstanding a total of 33,305,398 shares of common stock. Reg. Sec. 240. 13d-3(d)(1)(i). Omega Capital Partners, L.P., owns 654,200 Shares plus Notes equivalent to 16,767 Shares, or 2.0% of those outstanding; Omega Institutional Partners, L.P., owns 57,600 Shares plus Notes equivalent to 1,352 Shares, or 0.2% of those outstanding; Omega Equity Partners, L.P., owns 84,300 Shares, or 0.3% of those outstanding; Omega Overseas Partners, Ltd., owns 926,100 Shares plus Notes equivalent to 20,011 Shares, or 2.8% of those outstanding; and the Managed Account owns 422,400 Shares plus Notes equivalent to 7,031 Shares, or 1.3% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., and the Managed Account in shares of Common Stock since the last filing. All such transactions were open market purchase transactions.

                  Omega Capital Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          02/07/97            127,900             $36.75




               Omega Institutional Partners, L.P.
            Date of           Amount of           Price Per
          Transaction           Shares              Share
          02/07/97             11,300             $36.75




                   Omega Equity Partners, L.P.

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          02/07/97            27,000              $36.75





                  Omega Overseas Partners, Ltd.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          02/07/97            173,200             $36.75




                       The Managed Account

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          02/07/97            60,600              $36.75






                         Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1997

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Equity Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).